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Marshall Dean

Principal - Emerson's Southburger

Greater New York City Area

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 Cocina Con Corazon Corp

Universidad Panamericana

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203 connections

Highly motivated, self-starter, results oriented leader experienced in project development, operations management and market development, with a demonstrated ability to prioritize, analyze, plan and motivate. Advanced skills in: • Corporate strategy • Strategic planning • Risk and quality manageme...

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Experience


Principal
Cocina Con Corazon Corp
Oct 2018 – Present · 3 mos
Brooklyn, New York


Principal
Dean, Martin & Sons LLC
Oct 2014 – Present · 4 yrs 3 mos
Apex, North Carolina


Import & Export Consultant
International Business Consultant
Oct 2010 – Jan 2015 · 4 yrs 4 mos
Guadalajara Area, Mexico - Bethesda, MD

For diverse companies in Mexico and the US, among others, I've done the following:

• Market analysis for potential import/export products, including market competitors, pricing and volume.... See more

General Manager
TEMA Imports, SA
Apr 2006 – Apr 2011 · 5 yrs 1 mo
Puerto Vallarta, Mexico

• Market research to determine marketing opportunities for high profit items imported from China.
• Analyzed, evaluated and selected Chinese suppliers based on quality, service, pricing and ability to fulfill our special requirements.... See more

General Manager

Guadalajara Area, Mexico

• Managed a manufacturing plant with 130 employees, reporting directly to the Chairman of the Board.
• In 2004, company was recognized as an outstanding companies in the state of Jalisco, receiving an award from President Fox.... See more

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Education

Universidad Panamericana
Bachelor of Business Administration - BBA, Business and Finance
1983 – 1988



American School
High School Diploma
1969 – 1983

Skills & Endorsements

Negotiation · 18
Ing. Adrian L. Callahan Orozco and 17 connections have given endorsements for this skill

Strategic Planning · 17
William Hunot and 16 connections have given endorsements for this skill

Business Development · 14
Roberto Amaro and 13 connections have given endorsements for this skill

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